SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       OR

               TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 001-00052

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
                            (Full title of the plan)

                               SUNBEAM CORPORATION
                           2381 Executive Center Drive
                              Boca Raton, FL 33431
                          (Name and address of issuer)

                                  ANNUAL REPORT

                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934

The following Financial Statements and Exhibits are provided herewith as the Annual Report filed pursuant to Section 15 (d) of the Securities Exchange Act of 1934 by the Sunbeam Corporation 401(k) Savings and Profit Sharing Plan:

FINANCIAL STATEMENTS AND SCHEDULES                                         PAGE

         Independent Auditors' Reports....................................  F-1

         Report of Independent Certified Public Accountants...............  F-2

         Statements of Net Assets Available for Benefits
         as of December 31, 1999 and 1998.................................  F-3

         Statements of Changes in Net Assets Available for

         Benefits for the Years Ended December 31, 1999, 1998 and 1997....  F-4

         Notes to Financial Statements....................................  F-5

         Schedule II - Allocation of Net Assets Available for
           Benefits to Investment Programs as
              of December 31, 1999 and 1998...............................  F-12

         Schedule III - Allocation of Changes in Net Assets
           Available for Benefits to Investment Programs
              for the Years Ended December 31, 1999, 1998 and 1997........  F-13


SIGNATURES

EXHIBITS

         Consent of Deloitte & Touche LLP.......................... Exhibit 23.1

         Consent of Arthur Andersen LLP...........................  Exhibit 23.2

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the
Sunbeam Corporation 401(k) Savings
and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Sunbeam Corporation 401(k) Savings and Profit Sharing Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. Our audit also included the financial statement schedules as of and for the years ended December 31, 1999 and 1998, listed in the Index. These financial statements and financial statement schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules as of and for the years ended December 31, 1999 and 1998, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.




DELOITTE & TOUCHE LLP
Certified Public Accountants

Fort Lauderdale, Florida
July 5, 2000

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Sunbeam Corporation 401(k) Savings
and Profit Sharing Plan:

We have audited the accompanying statement of changes in net assets available for benefits of the Sunbeam Corporation 401(k) Savings and Profit Sharing Plan (the "Plan") for the year ended December 31, 1997. This financial statement and the supplemental schedule referred to below is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the changes in net assets available for benefits of the Plan for the year ended December 31, 1997 in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statement. This information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.


ARTHUR ANDERSEN LLP

Fort Lauderdale, Florida,
June 5, 1998.

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                               December 31,
                                                                                         1999              1998
                                                                                     -------------     -------------
ASSETS:
Investments, at contract value:
   Guaranteed interest account...................................................    $   3,024,065     $          --
Investments, at fair value:
   Common collective trust funds (cost $76,748,906 and $39,638,428
     in 1999 and 1998, respectively).............................................       86,211,011        44,108,999
   Registered investment companies (cost $44,030,710 and $15,308,652
     in 1999 and 1998, respectively).............................................       54,393,965        18,107,814
   Sunbeam Corporation common shares (cost $2,166,197 in 1998)...................               --           728,433
   Sunbeam Corporation stock pool (cost $2,881,549 and $967,670
     in 1999 and 1998, respectively).............................................        2,026,462           955,097
   Coleman Corporation stock pool (cost $304,527 in 1999)........................          181,918                --
   Participant loans receivable (cost $5,781,095 and $3,212,029
     in 1999 and 1998, respectively).............................................        5,781,095         3,212,029
                                                                                     -------------     -------------
         Total investments.......................................................      151,618,516        67,112,372

Employer contributions receivable................................................          361,969                --
Employee contributions receivable................................................          706,784           174,812
                                                                                     -------------     -------------

     Net assets available for benefits...........................................    $ 152,687,269     $  67,287,184
                                                                                     =============     =============



         The accompanying notes to financial statements are an integral part of this statement.

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                              Year Ended December 31,
                                                                        1999              1998             1997
                                                                  --------------     ------------    --------------
ADDITIONS:
Contributions:
    Employer...............................................       $    3,774,090     $    699,591    $    1,370,341
    Employee...............................................            8,241,124        2,056,721         2,812,072
    Transfer from acquired Companies.......................           64,739,573               --                --
    Rollovers..............................................            1,244,215          315,128           286,753
                                                                  --------------     ------------    --------------
         Total.............................................           77,999,002        3,071,440         4,469,166
                                                                  --------------     ------------    --------------
Investment Income:
    Interest and dividends.................................            3,566,825        1,556,766         3,364,050
    Net appreciation in fair value of investments..........           18,918,440        2,481,567         6,330,928
                                                                  --------------     ------------    --------------
         Total.............................................           22,485,265        4,038,333         9,694,978
                                                                  --------------     ------------    --------------

         Total additions...................................          100,484,267        7,109,773        14,164,144
                                                                  --------------     ------------    --------------

DEDUCTIONS:
    Benefits paid to participants..........................          (14,629,105)     (12,209,596)      (35,031,265)
    Administrative expenses................................              (84,216)         (58,063)         (124,238)
    Transfers to unrelated company benefit plan............             (370,861)      (1,112,053)         (355,772)
                                                                  --------------     ------------    --------------
         Total deductions..................................          (15,084,182)     (13,379,712)      (35,511,275)
                                                                  --------------     ------------    --------------
    Net increase (decrease) in net assets
       available for benefits..............................           85,400,085       (6,269,939)      (21,347,131)

NET ASSETS AVAILABLE FOR BENEFITS,
    beginning of year......................................           67,287,184       73,557,123        94,904,254
                                                                  --------------     ------------    --------------

NET ASSETS AVAILABLE FOR BENEFITS,
    end of year............................................       $  152,687,269     $ 67,287,184    $   73,557,123
                                                                  ==============     ============    ==============



         The accompanying notes to financial statements are an integral part of this statement.

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.       PLAN DESCRIPTION

The following description of the Sunbeam Corporation 401(k) Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

Background

The Plan was established effective January 1, 1991, and is sponsored by Sunbeam Americas Holdings, Limited ("SAHL") and administered by Sunbeam Corporation ("Sunbeam" or the "Company"). The Plan, as amended, is a defined contribution plan commonly known as an Internal Revenue Code ("IRC") section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

In 1998, the Company acquired an indirect controlling interest in The Coleman Company, Inc. and all the outstanding common stock of Signature Brands USA, Inc. and First Alert, Inc. (the "Acquired Companies"). Effective January 1, 1999, the Plan was amended to allow for the merger of the defined contribution plans of the Acquired Companies into the Plan. Upon completion of the merger, the plans of the Acquired Companies ceased to exist.

Participation in the Plan

Effective January 1, 1999, employees are eligible to participate in the Plan after (a) completing 500 or more hours of employment during the six-month period following employment and (b) attaining the age 18. After the six-month anniversary of an employee's hire date, hours for eligibility purposes are counted based on the calendar year. Employees may enter the Plan on the first day of any calendar month after eligibility requirements have been met.

Plan entry for rehired employees who were formerly eligible employees of the Plan occurs immediately upon reemployment. Employees who have been rehired and were not formerly participants in the Plan are treated as new employees for purposes of determining eligibility. The Plan is open to all U.S. employees of the Company except employees who are covered under a collective bargaining agreement (unless coverage is specifically negotiated), leased employees, and independent contractors.

Contributions to the Plan

There are four active sources of contributions to the Plan. These sources include (1) employee basic before-tax contributions, (2) employee supplemental before-tax contributions, (3) employer matching contributions and (4) employer profit sharing contributions.

Employee Basic and Supplemental Before-Tax Contributions

Employees who are participants in the Plan may elect to contribute 1% to 4% (basic) and up to an additional 11% (supplemental) of their eligible compensation, as defined in the Plan, through payroll deductions. Qualified employees could contribute up to $10,000 in 1999 and 1998 and $9,500 in 1997 subject to certain Plan and IRC limitations. Amounts contributed by participants are fully vested at all times.

Employer Matching and Discretionary Profit Sharing Contributions

Employer matching contributions are amounts funded by the Company and are based on employees' contributions. The Company's policy is to make matching contributions equal to 100% of the first 2% of participants' basic before-tax contributions up to 2% of the participants' compensation for the calendar month and 50% of the portion of participants' basic before tax contributions which exceed 2% but does not exceed 4% of such participants' eligible compensation, as defined in the Plan for the applicable calendar month.

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS-(CONTINUED)

1.       PLAN DESCRIPTION - (CONTINUED)

Employer Matching and Discretionary Profit Sharing Contributions - Continued

Hourly participants of the Company's Health O Meter division receive employer matching contributions equal to 200% of the first 1 1/2% of such participants' basic before tax contributions up to 1 1/2% of the participants' eligible compensation for the applicable calendar month as defined in the Plan.

Each Plan year, the Company may make discretionary profit sharing contributions to the Plan. The contributions, if any, are based on the performance of Sunbeam and each business unit or division. Effective January 1, 1999, the Plan was amended to provide that employer contributions made after January 1, 1999 can be invested per the participants election in any active investment fund options. Prior to the January 1, 1999 amendment, employer matching contributions made on or after January 1, 1997, and employer discretionary profit sharing contributions made on or after January 1, 1996 were made in cash or in shares of the Company's common stock, at the option of the Company and were non-participant directed. In 1997 employer matching contributions and employer discretionary profit sharing contributions were made in stock. In 1998 employer matching contributions were made in stock valued at $453,715 and cash of $245,876. The Company made Employer matching contributions in 1999 of $3,774,090 in cash and no discretionary profit sharing contribution.

Forfeited nonvested accounts totaled $152,584 and $705,887 at December 31, 1999 and 1998, respectively. These accounts will be and have been used to reduce future employer contributions with any remaining forfeitures used to cover costs of Plan administration. Employer contributions were reduced by $738,115, $222,614 and $544,229 in 1999, 1998 and 1997, respectively, from forfeited nonvested accounts.

The matching and profit sharing contributions are 100% vested if a participant actively employed by the Company reaches his retirement date, dies or becomes disabled. Otherwise, the matching and discretionary profit sharing contributions, except for hourly employees of the Company's Health O Meter division who are 100% vested, are subject to the following vesting schedule effective as of January 1, 1999:

         Years of Service                  Vested Percentage

         Less than 1 year                         20 %
         2 but less than 3 years                  40
         3 but less than 4 years                  60
         4 but less than 5 years                  80
         5 or more years                         100

In November 1996, the Company announced a restructuring plan. The restructuring plan resulted in a significant reduction of the number of participants in the Plan, primarily in 1997. The Company has assessed that this was deemed to be a partial termination under IRC Regulations. Under a partial termination of the Plan, participants terminated as part of the restructuring vested 100% in their portion of employer contributions. In 1997, the Company's information system ("IS") employees were spun-off to another unrelated company. Accordingly, the IS employees' funds under the Plan were transferred to the unrelated company's plan. Effective December 31, 1997, the Company outsourced certain maintenance operations employees to an unrelated company. The Plan was amended to allow for the employees' funds under the Plan to be transferred to the other company's benefit plan during 1998 and 1999. See the caption "Transfers to unrelated company benefit plan" in the Statement of Changes in Net Assets Available for Benefits.

Employer matching contributions are funded and credited to participants' accounts monthly. Employer discretionary profit sharing contributions are funded and credited to participants' accounts by May of the calendar year following the year in which basic and supplemental contributions are made. No profit sharing contributions will be credited to employees who terminated employment (other than through retirement, disability or death) prior to December 31 (the last day of the Plan year) and no matching contribution will be credited to employees who terminated employment (other than through retirement, disability or death) prior to the last day of the month.

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS-(CONTINUED)

PLAN DESCRIPTION - (CONTINUED)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.     SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions

Employer contributions are recorded in the financial statements when accrued by the Company. Employee contributions are accrued at the time of employee withholdings. Contributions are credited to participants' accounts based on their investment elections effective as of the date the contributions are actually paid.

Income Recognition

Investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net account value of shares held by the Plan at year end. Interest on investments is recognized in the period earned, while dividends are recorded as of the ex-dividend date.

Gains and losses on sales of investments are recognized when realized, while unrealized gains and losses on investments are recognized daily based on fluctuations in market value. Purchases and sales of investments are recorded on a trade-date basis.

The income or loss of each fund, including the change in market value of investments, is allocated to participants' accounts based on their proportionate interest in the total assets of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid by the Plan.

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS-(CONTINUED)

3.     INVESTMENTS

In accordance with a trust agreement between Sunbeam and American Express Trust Company ("AMEX" or the "Trustee"), AMEX holds the Plan's investment funds. Each participant's basic and supplemental contributions, employer matching and profit sharing contributions, and any income attributable to each is invested by the Trustee in accordance with the election made by the participant among those investment funds selected and authorized by Sunbeam.

A participant may select from active investment funds in any increments of 1% to total 100%. Contributions for participants who do not make an election are automatically invested in the American Express Trust Income Fund II. As of December 31, 1999, the following options were available to participants, except those designated as non-participant directed.

         American Express Trust Income Fund II - A collective fund which invests in guaranteed investment contracts, bank investment contracts, stable value contracts and short-term investments. As of December 31, 1999, 4,367 plan participants elected to invest in this fund.

         American Express Trust Short-Term Horizon (25:75) Fund - A collective fund seeking a conservative risk profile investing in other AMEX managed investment funds. As of December 31, 1999, 174 plan participants elected to invest in this fund.

         American Express Trust Medium-Term Horizon (50:50) Fund - A collective fund seeking to create a diversified portfolio with a conservative risk profile for individuals with medium-term time horizons by investing proportionately in other AMEX managed investment funds. As of December 31, 1999, 1,701 plan participants elected to invest in this fund.

         American Express Trust Long-Term Horizon (80:20) Fund - A collective fund seeking to create a diversified portfolio with a moderate risk profile appropriate for individuals with long-term horizons by investing proportionately in other AMEX managed investment funds. As of December 31, 1999, 788 plan participants elected to invest in this fund.

         American Express Trust Equity Index Fund II - A collective fund that seeks to achieve a rate of return similar to the Standard & Poor's 500 stock index by investing primarily in common stock with sector/industry weighting similar to the S&P 500. As of December 31, 1999, 1,425 plan participants elected to invest in this fund.

         AXP (formerly IDS) Bond Fund - A diversified mutual fund seeking current income through investments in bonds and other debt securities issued by U.S. and foreign corporations and governments. As of December 31, 1999, 181 plan participants elected to invest in this fund.

         AXP (formerly IDS) New Dimensions Fund - An equity growth mutual fund invested in a portfolio of common stocks with an investment objective of long-term capital growth. As of December 31, 1999, 2,620 plan participants elected to invest in this fund.

         Franklin Small Cap Growth Fund - A mutual fund seeking long-term capital growth by investing primarily in common stock equity securities of small capitalization growth companies. As of December 31, 1999, 349 plan participants elected to invest in this fund.

         Janus Worldwide Fund - A mutual fund seeking long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stock of companies of any size throughout the world. As of December 31, 1999, 762 plan participants elected to invest in this fund.

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS-(CONTINUED)

3.     INVESTMENTS - (CONTINUED)

         Sunbeam Corporation Stock Pool - A pooled fund which invests in units of Sunbeam common stock. As of December 31, 1999, 2,067 plan participants elected to invest in this fund.

         Coleman Company Stock Pool - A non-participant directed pooled fund which invests in units of Coleman common stock. As of December 31, 1999, 308 plan participants held investments in this fund. This fund is closed to new entrants. In January 2000, Sunbeam acquired the remaining publicly held shares of the Coleman Company. In connection with completion of the Coleman acquisition, all of the outstanding Coleman common stock was converted into Sunbeam common stock.

         Sunbeam Savings Fund - A non-participant directed fund which invests in the Hartford Life Guaranteed Interest Account ("GIA") and the American Express Trust Income Fund II. As of December 31, 1999, 1,336 plan participants held investments in this fund. This fund is closed to new entrants.

The fair values of AMEX Common Collective Trust Funds are obtained from their respective December 31, 1999 and 1998 audited financial statements. All other investments, excluding the Participant Loan Fund and GIA, are stated at fair value based on quotations obtained from active markets (such as national securities exchanges or certain dealers making a market in over-the-counter securities) as of the last business day of the year. Participant Loan Fund investments are carried at cost, which approximates fair market value. The GIA is stated at contract value which approximates fair value.

The Plan held the following investments with AMEX:

                                                     December 31, 1999                              December 31, 1998
                                         -------------------------------------------   --------------------------------------------
                                            Number                                        Number
                                          of shares,                                    of shares,
                                             units                                         units
                                         or par value        Cost        Market       or par value         Cost        Market
                                         --------------  ------------  ------------   --------------   ------------  -----------
Common Collective Trust Funds:
  American Express Trust Income Fund II      1,447,538    $44,422,470  $ 48,195,019       1,800,171     $29,251,333  $33,198,755
  American Express Trust Short-Term
    Horizon Fund.....................           54,912        860,107       928,773             805          12,393       12,600
  American Express Trust Medium-Term
    Horizon Fund.....................          768,318     14,002,223    16,284,501         534,793       9,496,850    9,925,217
  American Express Trust Long-Term
    Horizon Fund.....................          267,173      5,830,970     7,043,749             822          16,282       17,408
  American Express Trust Equity Index II       344,672     11,633,136    13,758,969          28,760         861,570      955,019
                                                         ------------  ------------                    ------------  -----------
                                                           76,748,906    86,211,011                      39,638,428   44,108,999
                                                         ------------  ------------                    ------------  -----------

Registered Investment Companies:
  AXP New Dimensions Fund............        1,290,449     38,134,452    46,210,962         589,399      14,290,229   17,001,203
  AXP Bond Fund......................          131,872        661,603       627,710           4,847          24,813       24,763
  Franklin Small Cap Growth Fund.....           53,022      1,598,536     2,339,854          13,707         309,347      309,374
  Janus Worldwide Fund...............           68,238      3,636,119     5,215,439          16,311         684,263      772,474
                                                         ------------  ------------                    ------------  -----------
                                                           44,030,710    54,393,965                      15,308,652   18,107,814
                                                         ------------  ------------                    ------------  -----------

Guaranteed Interest Account:
  Hartford Life......................        3,024,065      3,024,065     3,024,065              --              --           --
                                                         ------------  ------------

Sunbeam Corporation:
  Sunbeam Corporation Common Stock...               --             --            --         104,062       2,166,197      728,433
  Sunbeam Corporation Stock Pool.....        1,263,380      2,881,549     2,026,462         344,676         967,670      955,097
                                                         ------------  ------------                    ------------  -----------
                                                            2,881,549     2,026,462                       3,133,867    1,683,530
                                                         ------------  ------------                    ------------  -----------

Coleman Company Stock Pool...........           17,798        304,527       181,918              --              --           --
                                                         ------------  ------------                    ------------  -----------

Participant Loan Fund................        5,781,095      5,781,095     5,781,095       3,212,029       3,212,029    3,212,029
                                                         ------------  ------------                    ------------  -----------

                                                         $132,770,852  $151,618,516                     $61,292,976  $67,112,372
                                                         ============  ============                    ============  ===========

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS-(CONTINUED)


3.     INVESTMENTS - (CONTINUED)

During the years ended December 31, 1999, 1998 and 1997, the Plan's investments (including gains and losses bought and sold, as well as held during the year) appreciated in value by $18,918,440, $2,481,567, and $6,330,928 as follows:

                                                                 Year Ended December 31,
                                                    ---------------------------------------------
                                                       1999              1998             1997
                                                    -----------      -----------      -----------
Common Collective Trust Funds .................     $ 8,666,288      $ 2,545,968      $ 2,667,736
Registered Investment Companies................      11,163,801        3,420,163        2,317,233
Sunbeam Corporation Stock Pool ................        (939,411)      (1,753,632)       1,202,592
Coleman Corporation Stock Pool ................          (4,745)              --               --
Sunbeam Corporation Common Stock...............          32,507       (1,730,932)         143,367
                                                    -----------      -----------      -----------
                                                    $18,918,440      $ 2,481,567      $ 6,330,928
                                                    ===========      ===========      ===========

4.       LOANS AND WITHDRAWALS

Loans

Effective January 1, 1995, participants are permitted to borrow up to 50% of the vested interest in their Plan accounts up to $50,000. Prior to 1995, the Plan did not allow for the granting of loans. These loans are secured by the balance in the participant's account and bear interest at rates ranging from 7.25% to 11.00%

Withdrawals

Participants may make withdrawals from the Plan in accordance with Plan provisions and the IRC. Withdrawals of employee before-tax contributions are permitted in cases of financial hardship, as defined in the Plan, and are subject to Federal tax withholding requirements and penalties. Withdrawals are taken pro rata from the investment funds.

5.     DISTRIBUTIONS

A final distribution may be paid to a participant in the Plan, or to the participant's beneficiaries, in the event of retirement, death, total and permanent disability, or other termination of employment, in accordance with the terms of the Plan. Participants who terminate employment and have account balances of less than $5,000 receive final distributions of the vested value of their accounts as soon thereafter as practicable. Distributions prior to retirement, death or disability are subject to Federal income tax withholding requirements and penalties.

Distributions for participants who terminate, retire, die or become disabled are paid either in a lump sum or in installment payments as elected by the participant. Sunbeam and the participant are responsible for ensuring that the minimum required distribution rules of the IRC are met by participants over age 70-1/2.

6.       INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The GIA with Hartford Life held by the Plan is reported at contract value as it is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract's terms and the plan itself permit or require participant initiated withdrawals, loans, transfers, etc., at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The guaranteed interest rate was 6.04% for the Plan year ended December 31, 1999. The effective annual yield was 5.86% for the Plan year ended December 31, 1999. The fair value of the Hartford Life GIA at December 31, 1999 was $3,024,093.

                               SUNBEAM CORPORATION
                     401(k) SAVINGS AND PROFIT SHARING PLAN
                    NOTES TO FINANCIAL STATEMENTS-(CONTINUED)


7.       QUALIFICATION OF THE PLAN

The Plan has received a favorable determination letter from the Internal Revenue Service dated September 21, 1995 stating that the Plan is designed in accordance with the applicable provisions of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in these financial statements and participants are not subject to Federal income taxes on employer or employee before-tax contributions or plan earnings until withdrawn under the terms of the Plan.

                                                         SUNBEAM CORPORATION
                                               401 (k) SAVINGS AND PROFIT SHARING PLAN

                        SCHEDULE II - ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS


                                                                               Participant Directed
                                              --------------------------------------------------------------------------------------
December 31, 1999                                  AMEX             AMEX             AMEX              AMEX            AMEX
                                                  Income         Short-Term      Medium-Term        Long-Term         Equity
                                                 Fund II        Horizon Fund     Horizon Fund      Horizon Fund      Index II
                                              --------------   --------------   --------------   --------------   --------------
ASSETS:
  Beneficial interest in investment funds      $ 40,256,616       $ 928,773      $ 16,284,501     $ 7,043,749      $ 13,758,969
  Employer receivable                               166,337           2,994            28,860          19,696            35,375
  Employee receivable                               246,446           7,583            64,317          44,640            88,378
                                              --------------   --------------   --------------   --------------   --------------
NET ASSETS AVAILABLE FOR BENEFITS              $ 40,669,399       $ 939,350      $ 16,377,678     $ 7,108,085      $ 13,882,722
                                              ==============   ==============   ==============   ==============   ==============



                                                                               Participant Directed
                                              --------------------------------------------------------------------------------------
December 31, 1998                                  AMEX             AMEX           AMEX                AMEX            AMEX
                                                  Income         Short-Term      Medium-Term        Long-Term         Equity
                                                 Fund II        Horizon Fund     Horizon Fund      Horizon Fund      Index II
                                              --------------   --------------   --------------   --------------   --------------
ASSETS:
  Beneficial interest in investment funds      $ 33,198,755       $  12,600      $  9,925,217     $    17,408      $ 955,019
  Employee receivable                                67,841             863            23,976              87          6,517
                                              --------------   --------------   --------------   --------------   --------------
NET ASSETS AVAILABLE FOR BENEFITS              $ 33,266,596       $  13,463      $  9,949,193     $    17,495      $ 961,536
                                              ==============   ==============   ==============   ==============   ==============



                                              -------------------------------------------------------------------------------------
December 31, 1999                                 AXP New           AXP            Franklin           Janus           Sunbeam
                                                 Dimensions         Bond          Small Cap         Worldwide       Corporation
                                                    Fund            Fund         Growth Fund          Fund          Stock Pool
                                              --------------   --------------   --------------   --------------   --------------
ASSETS:
  Beneficial interest in investment funds      $ 46,210,962     $   627,710      $ 2,339,854      $ 5,215,439      $  2,026,462
  Employer receivable                                71,105           2,120            7,575           16,393            11,514
  Employee receivable                               163,027           5,165           23,276           46,939            17,013
                                              --------------   --------------   --------------   --------------   --------------
NET ASSETS AVAILABLE FOR BENEFITS              $ 46,445,094     $   634,995      $ 2,370,705      $ 5,278,771      $  2,054,989
                                              ==============   ==============   ==============   ==============   ==============



                                              -------------------------------------------------------------------------------------
December 31, 1998                                 IDS New           IDS            Franklin           Janus           Sunbeam
                                                 Dimensions         Bond          Small Cap         Worldwide       Corporation
                                                    Fund            Fund         Growth Fund          Fund          Stock Pool
                                              --------------   --------------   --------------   --------------   --------------
ASSETS:
  Beneficial interest in investment funds      $ 17,001,203     $    24,763      $   309,374      $ 772,474        $    955,097
  Employee receivable                                52,039             867            2,397          7,328              12,897
                                              --------------   --------------   --------------   --------------   --------------
NET ASSETS AVAILABLE FOR BENEFITS              $ 17,053,242     $    25,630      $   311,771      $ 779,802        $    967,994
                                              ==============   ==============   ==============   ==============   ==============

                                                                                Non-Participant
                                                                                   Directed
                                              --------------   -----------------------------------------------------------------
December 31, 1999                              Participant        Coleman           Sunbeam         Sunbeam
                                                  Loan            Company         Corporation     Savings Fund
                                                  Fund           Stock Pool      Common Stock                          Total
                                              --------------   --------------   --------------   --------------
ASSETS:
  Beneficial interest in investment funds      $  5,781,095     $    181,918     $          -    $ 10,962,468      $ 151,618,516
  Employer receivable                                     -                -                -               -            361,969
  Employee receivable                                     -                -                -               -            706,784
                                              --------------   -----------------------------------------------    --------------
NET ASSETS AVAILABLE FOR BENEFITS              $  5,781,095     $    181,918     $          -    $ 10,962,468      $ 152,687,269
                                              ==============   ================================================   ==============

                                                                                Non-Participant
                                                                                   Directed
                                              --------------                    --------------
December 31, 1998                              Participant                         Sunbeam
                                                  Loan                           Corporation
                                                  Fund                           Common Stock                          Total
                                              --------------                    --------------
ASSETS:
  Beneficial interest in investment funds      $  3,212,029                      $    728,433                     $  67,112,372
  Employee receivable                                     -                                 -                           174,812
                                              --------------                    --------------                    --------------
NET ASSETS AVAILABLE FOR BENEFITS              $  3,212,029                      $    728,433                      $ 67,287,184
                                              ==============                    ==============                    ==============

                                                         SUNBEAM CORPORATION
                                               401(k) SAVINGS AND PROFIT SHARING PLAN
                              SCHEDULE III - ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                       TO INVESTMENT PROGRAMS
                                                FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                                                                         Page 1 of 3

                                                                             Participant Directed
                                                  ------------------------------------------------------------------------
                                                      AMEX                 AMEX               AMEX                AMEX
                                                     Income             Short-Term        Medium-Term           Long-Term
                                                     Fund II           Horizon Fund       Horizon Fund        Horizon Fund
ADDITIONS:
Contributions:
  Employer                                        $ 1,301,601            $ 47,886         $   423,209          $  249,292
  Employee                                          2,666,134             111,436             830,089             571,286
  Transfer from acquired Companies                  3,956,471             748,763           6,637,632           5,593,486
  Rollovers                                            71,353               4,509              28,034              33,998
                                                  -----------            --------         -----------          ----------
     Total                                          7,995,559             912,594           7,918,964           6,448,062
                                                  -----------            --------         -----------          ----------
Investment Income:
Interest and dividends                                230,499              (3,955)           (126,593)            (98,242)
Net appreciation (depreciation) in fair value
    of investments                                  2,158,597              74,799           2,211,240           1,377,989
                                                  -----------            --------         -----------          ----------
      Total                                         2,389,096              70,844           2,084,647           1,279,747
                                                  -----------            --------         -----------          ----------
          Total additions                          10,384,655             983,438          10,003,611           7,727,809
                                                  -----------            --------         -----------          ----------
DEDUCTIONS:
Benefits paid to participants                      (4,759,910)            (65,978)         (1,708,518)           (445,206)
Administrative expenses                               (31,066)                (75)               (776)               (316)
Transfer to unrelated company benefit plans           (22,038)             (7,039)            (64,281)            (17,059)
                                                  -----------            --------         -----------          ----------
          Total deductions                         (4,813,014)            (73,092)         (1,773,575)           (462,581)
                                                  -----------            --------         -----------          ----------
INTERFUND TRANSFERS                                 1,831,162              15,541          (1,801,551)           (174,638)
                                                  -----------            --------         -----------          ----------
          Net increase (decrease) in net assets
            available for benefits                  7,402,803             925,887           6,428,485           7,090,590

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                                33,266,596              13,463           9,949,193              17,495
                                                  -----------            --------         -----------          ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                                     $40,669,399            $939,350         $16,377,678          $7,108,085
                                                  ===========            ========         ===========          ==========

                                                                          Participant Directed
                                                  ----------------------------------------------------------------
                                                      AMEX               AXP New          AXP            Franklin
                                                     Equity            Dimensions        Bond           Small Cap
                                                    Index II              Fund           Fund          Growth Fund
ADDITIONS:
Contributions:
  Employer                                        $   485,183         $   953,012      $ 36,850        $   59,616
  Employee                                          1,088,466           2,092,602        63,194           170,081
  Transfer from acquired Companies                 10,070,624          21,065,126       583,374                 -
  Rollovers                                           356,987             441,897         8,323            66,087
                                                  -----------         -----------      --------        ----------
     Total                                         12,001,260          24,552,637       691,741           295,784
                                                  -----------         -----------      --------        ----------
Investment Income:
Interest and dividends                                 27,649           2,507,520        48,718            10,678
Net appreciation (depreciation) in fair value
    of investments                                  2,236,770           8,710,962       (43,170)          806,350
                                                  -----------         -----------      --------        ----------
      Total                                         2,264,419          11,218,482         5,548           817,028
                                                  -----------         -----------      --------        ----------
          Total additions                          14,265,679          35,771,119       697,289         1,112,812
                                                  -----------         -----------      --------        ----------
DEDUCTIONS:
Benefits paid to participants                      (1,202,521)         (4,424,736)      (82,352)         (144,873)
Administrative expenses                                  (438)             (1,300)          (23)              (32)
Transfer to unrelated company benefit plans           (44,012)            (97,438)       (5,305)           (1,031)
                                                  -----------         -----------      --------        ----------
          Total deductions                         (1,246,971)         (4,523,474)      (87,680)         (145,936)
                                                  -----------         -----------      --------        ----------
INTERFUND TRANSFERS                                   (97,522)         (1,855,793)         (244)        1,092,058
                                                  -----------         -----------      --------        ----------
          Net increase (decrease) in net assets
            available for benefits                 12,921,186          29,391,852       609,365         2,058,934

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                                   961,536          17,053,242        25,630           311,771
                                                  -----------         -----------      --------        ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                                     $13,882,722         $46,445,094      $634,995        $2,370,705
                                                  ===========         ===========      ========        ==========

                                                                 Participant Directed
                                                  ------------------------------------------------
                                                     Janus             Sunbeam         Participant
                                                   Worldwide         Corporation           Loan
                                                      Fund            Stock Pool           Fund
ADDITIONS:
Contributions:
  Employer                                        $  184,523         $  118,713        $       --
  Employee                                           446,424            201,412                --
  Transfer from acquired Companies                 1,253,576                 --         2,017,517
  Rollovers                                          194,633             38,394                --
                                                  ----------         ----------        ----------
     Total                                         2,079,156            358,519         2,017,517
                                                  ----------         ----------        ----------
Investment Income:
Interest and dividends                                84,373             (8,728)        1,292,642
Net appreciation (depreciation) in fair value
    of investments                                 1,689,659           (939,411)               --
                                                  ----------         ----------        ----------
      Total                                        1,774,032           (948,139)        1,292,642
                                                  ----------         ----------        ----------
          Total additions                          3,853,188           (589,620)        3,310,159
                                                  ----------         ----------        ----------
DEDUCTIONS:
Benefits paid to participants                       (411,596)           (94,817)         (711,483)
Administrative expenses                                 (147)           (10,614)               --
Transfer to unrelated company benefit plans           (4,878)                --                --
                                                  ----------         ----------        ----------
          Total deductions                          (416,621)          (105,431)         (711,483)
                                                  ----------         ----------        ----------
INTERFUND TRANSFERS                                1,062,402          1,782,046           (29,610)
                                                  ----------         ----------        ----------
          Net increase (decrease) in net assets
            available for benefits                 4,498,969          1,086,995         2,569,066

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                                  779,802            967,994         3,212,029
                                                  ----------         ----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                                     $5,278,771         $2,054,989        $5,781,095
                                                  ==========         ==========        ==========
                                                                  Non-Participant
                                                                      Directed
                                                  ------------------------------------------------
                                                    Coleman            Sunbeam          Sunbeam
                                                    Company          Corporation      Savings Fund
                                                  Stock Pool         Common Stock                            Total
ADDITIONS:
Contributions:
  Employer                                         $ (1,218)           $    --        $   (84,577)       $  3,774,090
  Employee                                               --                 --                 --           8,241,124
  Transfer from acquired Companies                  193,310                 --         12,619,694          64,739,573
  Rollovers                                              --                 --                 --           1,244,215
                                                   --------            -------        -----------        ------------
     Total                                          192,092                 --         12,535,117          77,999,002
                                                   --------            -------        -----------        ------------
Investment Income:
Interest and dividends                                8,494                 --           (406,230)          3,566,825
Net appreciation (depreciation) in fair value
    of investments                                   (4,745)            32,507            606,893          18,918,440
                                                   --------            -------        -----------        ------------
      Total                                           3,749             32,507            200,663          22,485,265
                                                   --------            -------        -----------        ------------
          Total additions                           195,841             32,507         12,735,780         100,484,267
                                                   --------            -------        -----------        ------------
DEDUCTIONS:
Benefits paid to participants                        (8,633)                --           (568,482)        (14,629,105)
Administrative expenses                                 (14)                --            (39,415)            (84,216)
Transfer to unrelated company benefit plans            (993)                --           (106,787)           (370,861)
                                                   --------            -------        -----------        ------------
          Total deductions                           (9,640)                --           (714,684)        (15,084,182)
                                                   --------            -------        -----------        ------------
INTERFUND TRANSFERS                                  (4,283)          (760,940)        (1,058,628)                 --
                                                   --------            -------        -----------        ------------
          Net increase (decrease) in net assets
            available for benefits                  181,918           (728,433)        10,962,468          85,400,085

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                                      --            728,433                 --          67,287,184
                                                   --------            -------        -----------        ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                                      $181,918            $    --        $10,962,468        $152,687,269
                                                   ========            =======        ===========        ============

                                                         SUNBEAM CORPORATION
                                               401(k) SAVINGS AND PROFIT SHARING PLAN
                   SCHEDULE III - ALLOCATION OF CHANGES INNET ASSETS AVAILBLE FOR BENEFITS TO INVESTMENT PROGRAMS
                                                FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                                         Page 2 of 3


                                                   --------------------------------------------------------------------------------
                                                       AMEX             AMEX          AMEX            AMEX             AMEX
                                                      Income         Short-Term    Medium-Term      Long-Term         Equity
                                                      Fund II       Horizon Fund   Horizon Fund    Horizon Fund      Index II
ADDITIONS:
Contributions:
  Employer                                          $          -     $        -     $         -     $          -     $          -
  Employee                                               803,398            905          46,188              129           26,395
  Rollovers                                              105,517              -               -                -            6,075
                                                   --------------   ------------   -------------   --------------   --------------
     Total                                               908,915            905          46,188              129           32,470
                                                   --------------   ------------   -------------   --------------   --------------
Investment Income:
Interest and dividends                                     1,710              -               -                -               33
Net appreciation (depreciation) in fair value
    of investments                                     2,013,851            206         427,651            1,126          103,134
                                                   --------------   ------------   -------------   --------------   --------------
      Total                                            2,015,561            206         427,651            1,126          103,167
                                                   --------------   ------------   -------------   --------------   --------------
          Total additions                              2,924,476          1,111         473,839            1,255          135,637
                                                   --------------   ------------   -------------   --------------   --------------
DEDUCTIONS:
Benefits paid to participants                         (7,180,274)             -        (221,832)               -         (216,621)
Administrative expenses                                  (52,199)             -            (408)               -              (57)
Transfer to unrelated company benefit plans             (616,080)
                                                   --------------   ------------   -------------   --------------   --------------
          Total deductions                            (7,848,553)             -        (222,240)               -         (216,678)
                                                   --------------   ------------   -------------   --------------   --------------
INTERFUND TRANSFERS                                    1,070,642         12,352       9,697,594           16,240        1,042,577
                                                   --------------   ------------   -------------   --------------   --------------
          Net increase (decrease) in net assets
            available for benefits                    (3,853,435)        13,463       9,949,193           17,495          961,536

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                                   37,120,031              -               -                -                -
                                                   --------------   ------------   -------------   --------------   --------------
NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                                       $ 33,266,596     $   13,463     $ 9,949,193     $     17,495     $    961,536
                                                   ==============   ============   =============   ==============   ==============


                                                                    Participant Directed
                                                   ---------------------------------------------------------------------------------
                                                       IDS           IDS New         IDS           Templeton         Franklin
                                                      Mutual        Dimensions       Bond           Foreign         Small Cap
                                                       Fund           Fund           Fund            Fund          Growth Fund
ADDITIONS:
Contributions:
  Employer                                         $          -    $          -     $        -     $          -     $          -
  Employee                                              299,677         629,253          4,051            9,070           18,897
  Rollovers                                              14,849          36,741              -                -           18,228
                                                  --------------  --------------   ------------   --------------   --------------
     Total                                              314,526         665,994          4,051            9,070           37,125
                                                  --------------  --------------   ------------   --------------   --------------
Investment Income:
Interest and dividends                                  275,264         983,136          3,353           46,766            4,425
Net appreciation (depreciation) in fair value
    of investments                                      538,318       2,934,246           (677)         (61,476)         (11,581)
                                                  --------------  --------------   ------------   --------------   --------------
      Total                                             813,582       3,917,382          2,676          (14,710)          (7,156)
                                                  --------------  --------------   ------------   --------------   --------------
          Total additions                             1,128,108       4,583,376          6,727           (5,640)          29,969
                                                  --------------  --------------   ------------   --------------   --------------
DEDUCTIONS:
Benefits paid to participants                        (1,288,318)     (2,378,142)       (58,947)        (186,859)          (7,355)
Administrative expenses                                    (754)         (3,405)           (29)            (277)             (12)
Transfer to unrelated company benefit plans            (187,073)       (196,255)                        (13,957)
                                                  --------------  --------------   ------------   --------------   --------------
          Total deductions                           (1,476,145)     (2,577,802)       (58,976)        (201,093)          (7,367)
                                                  --------------  --------------   ------------   --------------   --------------
INTERFUND TRANSFERS                                 (11,776,271)       (375,144)        77,879       (1,157,386)         289,169
                                                  --------------  --------------   ------------   --------------   --------------
          Net increase (decrease) in net assets
            available for benefits                  (12,124,308)      1,630,430         25,630       (1,364,119)         311,771

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                                  12,124,308      15,422,812              -        1,364,119                -
                                                  --------------  --------------   ------------   --------------   --------------
NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                                      $          -    $ 17,053,242     $   25,630     $          -     $    311,771
                                                  ==============  ==============   ============   ==============   ==============

                                                                                                         Non-Participant
                                                                                                           Directed
                                                 ------------------------------------------------------ --------------
                                                     Janus         Sunbeam       IDS     Participant     Sunbeam
                                                   Worldwide     Corporation   Equity       Loan        Corporation
                                                      Fund       Stock Pool      Sel        Fund        Common Stock       Total
ADDITIONS:
Contributions:
  Employer                                        $         -   $          -    $     -   $         -   $   699,591   $    699,591
  Employee                                             46,522        167,235      5,001             -             -      2,056,721
  Rollovers                                           102,883         29,482      1,353             -             -        315,128
                                                 ------------- --------------  --------- ------------- ------------- --------------
     Total                                            149,405        196,717      6,354             -       699,591      3,071,440
                                                 ------------- --------------  --------- ------------- ------------- --------------
Investment Income:
Interest and dividends                                  3,017            989        189       236,705         1,179      1,556,766
Net appreciation (depreciation) in fair value
    of investments                                     20,813     (1,753,632)       520             -    (1,730,932)     2,481,567
                                                 ------------- --------------  --------- ------------- ------------- --------------
      Total                                            23,830     (1,752,643)       709       236,705    (1,729,753)     4,038,333
                                                 ------------- --------------  --------- ------------- ------------- --------------
          Total additions                             173,235     (1,555,926)     7,063       236,705    (1,030,162)     7,109,773
                                                 ------------- --------------  --------- ------------- ------------- --------------
DEDUCTIONS:
Benefits paid to participants                         (11,353)       (71,844)         -      (503,150)      (84,901)   (12,209,596)
Administrative expenses                                   (50)          (337)         -             -          (535)       (58,063)
Transfer to unrelated company benefit plans                          (19,749)         -       (50,482)      (28,457)    (1,112,053)
                                                 ------------- --------------  --------- ------------- ------------- --------------
          Total deductions                            (11,403)       (91,930)         -      (553,632)     (113,893)   (13,379,712)
                                                 ------------- --------------  --------- ------------- ------------- --------------
INTERFUND TRANSFERS                                   617,970        105,241     (7,063)      186,817       199,383              -
                                                 ------------- --------------  --------- ------------- ------------- --------------
          Net increase (decrease) in net assets
            available for benefits                    779,802     (1,542,615)         -      (130,110)     (944,672)    (6,269,939)

NET ASSETS AVAILABLE FOR BENEFITS,
  Beginning of year                                         -      2,510,609          -     3,342,139     1,673,105     73,557,123
                                                 ------------- --------------  --------- ------------- ------------- --------------
NET ASSETS AVAILABLE FOR BENEFITS,
  End of year                                     $   779,802   $    967,994    $     -   $ 3,212,029   $   728,433   $ 67,287,184
                                                 ============= ==============  ========= ============= ============= ==============

                                                         SUNBEAM CORPORATION
                                               401(k) SAVINGS AND PROFIT SHARING PLAN
                              SCHEDULE III - ALLOCATION OF CHANGES IN NET ASSETS AVILABLE FOR BENEFITS
                                                       TO INVESTMENT PROGRAMS
                                                FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                                         Page 3 of 3

                                                                             Participant Directed
                                                   --------------------------------------------------------------------------
                                                                                                   IDS
                                                        AMEX                  IDS                  New              Sunbeam
                                                       Income               Mutual             Dimensions         Corporation
                                                      Fund II                Fund                 Fund            Stock Pool
                                                   ------------          -----------          -----------         -----------
ADDITIONS:
  Contributions:
     Employer                                      $         --          $        --          $        --         $       --
     Employee                                         1,203,733              475,164              786,199            225,362
     Rollovers                                           20,924               37,923               95,190             88,953
                                                   ------------          -----------          -----------         ----------
          Total                                       1,224,657              513,087              881,389            314,315
                                                   ------------          -----------          -----------         ----------
  Investment Income:
    Interest and dividends                                  212            1,746,940            1,158,114              5,659
    Net appreciation (depreciation) in fair
           value of investments                       2,667,736              243,407            2,131,381          1,202,592
                                                   ------------          -----------          -----------         ----------
          Total                                       2,667,948            1,990,347            3,289,495          1,208,251
                                                   ------------          -----------          -----------         ----------
          Total additions                             3,892,605            2,503,434            4,170,884          1,522,566
                                                   ------------          -----------          -----------         ----------
DEDUCTIONS:
  Benefits paid to participants                     (23,235,970)          (3,433,690)          (5,387,641)          (497,264)
  Administrative Expenses                              (113,544)              (4,209)              (4,728)              (905)
  Transfers to spun-off companies                      (149,960)             (16,189)            (176,574)            (7,918)
                                                   ------------          -----------          -----------         ----------
          Total deductions                          (23,499,474)          (3,454,088)          (5,568,943)          (506,087)
                                                   ------------          -----------          -----------         ----------
INTERFUND TRANSFERS                                  (1,341,329)             529,503            1,132,426           (789,070)

          Net increase (decrease) in net assets
             available for benefits                 (20,948,198)            (421,151)            (265,633)           227,409

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                  58,068,229           12,545,459           15,688,445          2,283,200
                                                   ------------          -----------          -----------         ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                      $ 37,120,031          $12,124,308          $15,422,812         $2,510,609
                                                   ============          ===========          ===========         ==========

                                                                                          Non-Participant
                                                       Participant Directed                   Directed
                                                   ------------------------------         ---------------
                                                                                              Sunbeam
                                                    Templeton                               Corporation
                                                     Foreign              Loan                Common
                                                      Fund                Fund                 Stock                  Total
                                                   ----------         -----------           -----------           ------------
ADDITIONS:
  Contributions:
     Employer                                      $       --         $        --            $1,370,341           $  1,370,341
     Employee                                         121,614                  --                    --              2,812,072
     Rollovers                                         43,763                  --                    --                286,753
                                                   ----------         -----------            ----------           ------------
          Total                                       165,377                  --             1,370,341              4,469,166
                                                   ----------         -----------            ----------           ------------
  Investment Income:
    Interest and dividends                            149,737             302,409                   979              3,364,050
    Net appreciation (depreciation) in fair
           value of investments                       (57,555)                 --               143,367              6,330,928
                                                   ----------         -----------            ----------           ------------
          Total                                        92,182             302,409               144,346              9,694,978
                                                   ----------         -----------            ----------           ------------
          Total additions                             257,559             302,409             1,514,687             14,164,144
                                                   ----------         -----------            ----------           ------------
DEDUCTIONS:
  Benefits paid to participants                      (979,923)         (1,438,261)              (58,516)           (35,031,265)
  Administrative Expenses                                (720)                 --                  (132)              (124,238)
  Transfers to spun-off companies                      (5,131)                 --                    --               (355,772)
                                                   ----------         -----------            ----------           ------------
          Total deductions                           (985,774)         (1,438,261)              (58,648)           (35,511,275)
                                                   ----------         -----------            ----------           ------------
INTERFUND TRANSFERS                                   481,867            (230,463)              217,066                     --

          Net increase (decrease) in net assets
             available for benefits                  (246,348)         (1,366,315)            1,673,105            (21,347,131)

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                 1,610,467           4,708,454                    --             94,904,254
                                                   ----------         -----------            ----------           ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                      $1,364,119         $ 3,342,139            $1,673,105           $ 73,557,123
                                                   ==========         ===========            ==========           ============

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Sunbeam Corporation 401(k) Savings and Profit Sharing Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       SUNBEAM CORPORATION
                                       401(k) SAVINGS AND PROFIT SHARING PLAN

                                       By:   Sunbeam Corporation, the Plan
                                             Administrator

Dated: July 6, 2000

                                       By: /S/ John W. Frederick
                                       -------------------------
                                       John W. Frederick,
                                       Vice President, Finance
                                       and Corporate Controller

                                  EXHIBIT INDEX


EXHIBIT                 DESCRIPTION
-------                 -----------

23.1     Consent of Deloitte & Touche LLP
23.2     Consent of Arthur Andersen LLP